                                                                   Exhibit 13.1


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of General Housewares Corp.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of General Housewares Corp., and its subsidiaries, at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Indianapolis, Indiana

February 8, 1999

CONSOLIDATED STATEMENT OF OPERATIONS


For the year ended December 31,         1998         1997         1996
(in thousands except per share amounts)


Net sales                            $  97,031    $ 104,531    $ 105,479
Cost of goods sold                      54,518       62,089       68,302
Gross profit                            42,513       42,442       37,177
Selling, general and
 administrative expenses                39,445       37,966       37,284
Operating income (loss)                  3,068        4,476         (107)
Interest expense, net                    2,299        2,749        2,751
Income (loss) before income taxes
 and extraordinary item                    769        1,727       (2,858)
Income tax expense (benefit)               730        1,065         (842)
Income (loss) before
 extraordinary item                         39          662       (2,016)
Extraordinary item, net
 of income tax benefit                    --           --           (619)
Net income (loss)                    $      39    $     662    $  (2,635)
Earnings (loss) per common share:
  Income (loss) before extra-
    ordinary item -- basic           $    0.01    $    0.17    $   (0.54)
  Extraordinary item, net
    of income tax benefit --
    basic                                 --           --          (0.16)
  Net income (loss) -- basic         $    0.01    $    0.17    $   (0.70)
  Income (loss) before extra-
    ordinary item -- diluted         $    0.01    $    0.17    $   (0.54)
  Extraordinary item, net of
    income tax benefit -- diluted         --           --          (0.16)
  Net income (loss) -- diluted       $    0.01    $    0.17    $   (0.70)



See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)


For the year ended December 31,                       1998       1997        1996
(in thousands)


Net income (loss)                                  $    39     $   662     $(2,635)
Other comprehensive income
 (loss), net of tax:

  Foreign currency translation
   adjustments                                        (472)       (228)        (56)
  Minimum pension liability
   adjustments (net
   of taxes of $228 and $45
   in 1997 and 1996)                                  --           382          76
                                                   -------     -------     -------
Other comprehensive income (loss)                     (472)        154          20
                                                   -------     -------     -------
Comprehensive income (loss)                        $  (433)    $   816     $(2,615)
                                                   -------     -------     -------
                                                   -------     -------     -------

See notes to consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                              Common   Common   Capital in  Cumulative
                              Stock    Stock    Excess of   Translation
(in thousands)                Shares   Amount   Par Value   Adjustment

December 31, 1995            4,047    $1,347   $23,528          $(39)
Restricted stock activity       15         5       211            --
Shares issued upon exercise
 of options                     18         5       139            --
Shares issued for employee
 stock purchase plan            11         4        84            --
Tax benefit from exercise
 of stock options               --        --        14            --
Translation adjustments         --        --        --           (56)
Minimum pension liability       --        --        --            --
Dividends                       --        --        --            --
Net loss                        --        --        --            --

December 31, 1996            4,091    $1,361   $23,976          $(95)
Restricted stock activity        3         1        69            --
Shares issued upon exercise
 of options                      3         1        45            --
Shares issued for employee
 stock purchase plan             9         3        58            --
Tax benefit from exercise
 of stock options               --        --         7            --
Translation adjustments         --        --        --          (228)
Minimum pension liability       --        --        --            --
Dividends                       --        --        --            --
Net income                      --        --        --            --

December 31, 1997            4,106    $1,366   $24,155         $(323)
Restricted stock activity      200        66       565            --
Shares issued upon exercise
 of options                      1        --         3            --
Shares issued for employee
 stock purchase plan             4         2        38            --
Translation adjustments         --        --        --          (472)
Dividends                       --        --        --            --
Net income                      --        --        --            --

December 31, 1998            4,311    $1,434   $24,761         $(795)



                                                          Minimum
                               Retained      Treasury     Pension
                               Earnings      Stock        Liability     Total

December 31, 1995              $ 31,119     $ (3,649)    $   (458)    $ 51,848
Restricted stock activity          --           --           --            216
Shares issued upon exercise
 of options                        --           --           --            144
Shares issued for employee
 stock purchase plan               --           --           --             88
Tax benefit from exercise
 of stock options                  --           --           --             14
Translation adjustments            --           --           --            (56)
Minimum pension liability          --           --             76           76



Dividends                        (1,205)        --           --         (1,205)
Net loss                         (2,635)        --           --         (2,635)

December 31, 1996              $ 27,279     $ (3,649)    $   (382)    $ 48,490
Restricted stock activity          --           --           --             70
Shares issued upon exercise
 of options                        --           --           --             46
Shares issued for employee
 stock purchase plan               --           --           --             61
Tax benefit from exercise
 of stock options                  --           --           --              7
Translation adjustments            --           --           --           (228)
Minimum pension liability          --           --            382          382
Dividends                        (1,219)        --           --         (1,219)
Net income                          662         --           --            662

December 31, 1997              $ 26,722     $ (3,649)    $   --       $ 48,271
Restricted stock activity          --           --           --            631
Shares issued upon exercise
 of options                        --           --           --              3
Shares issued for employee
 stock purchase plan               --           --           --             40
Translation adjustments            --           --           --           (472)
Dividends                        (1,223)        --           --         (1,223)
Net income                           39         --           --             39

December 31, 1998              $ 25,538     $ (3,649)    $   --       $ 47,289



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


December 31,                                1998          1997
(in thousands except for share amounts)


ASSETS
Current Assets:

 Cash and cash equivalents                $  1,598     $  2,363
 Accounts receivable, less
  allowances of $3,240
  ($2,782 in 1997)                          16,158       15,170
 Inventories                                19,122       20,859
 Deferred tax assets                         3,016        2,857
 Other current assets                        1,453        1,680
Total current assets                        41,347       42,929
Notes receivable                             2,578        2,364
Property, plant and equipment, net           9,492       12,483
Other assets                                 1,744        3,581
Patents and other intangible assets          2,307        2,600
Cost in excess of net assets
 acquired                                   22,766       26,807
                                          --------     --------
                                          $ 80,234     $ 90,764

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

 Notes payable                            $    600     $   --




Current maturities of long-term

  debt                                       1,616        2,793
 Accounts payable                            2,116        2,717
 Salaries, wages and related
  benefits                                   1,696        2,087
 Accrued liabilities                         3,386        2,838
 Income taxes payable                        1,122          437
Total current liabilities                   10,536       10,872
Long-term debt                              21,143       29,761
Deferred liabilities                         1,266        1,860
Commitments and contingent liabilities
 (Note 12)
Stockholders' Equity:
 Preferred stock - $1.00 par value:
  Authorized - 1,000,000 shares
 Common stock - $.33 1/3 par value:
  Authorized - 10,000,000 shares
  Outstanding - 1998 - 4,310,967
  and 1997 - 4,106,240 shares                1,434        1,366
 Capital in excess of par value             24,761       24,155
 Treasury stock at cost - 1998
  and 1997 - 277,760 shares                 (3,649)      (3,649)
 Retained earnings                          25,538       26,722
 Accumulated other comprehensive
  income                                      (795)        (323)
Total stockholders' equity                  47,289       48,271
                                          --------     --------
                                          $ 80,234     $ 90,764



See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


For the year ended December 31,                      1998        1997         1996
(in thousands)
Operating activities:

Net income (loss)                                $     39     $    662     $ (2,635)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:

Depreciation and amortization                       4,933        5,408        4,853
Loss on sale of assets                              1,500         --          2,335
Write-down of note receivable                         870          343         --
Foreign exchange (gain) loss                         --             (5)          21
Compensation related to stock awards                  630           77          215
Increase in deferred
 income taxes                                        (894)         (37)      (1,531)
(Increase) decrease in operating assets:
 Accounts receivable                                 (988)         669          322
 Inventory                                            485       (2,267)       5,311
 Other assets                                         602        1,841         (476)
(Decrease) increase in operating liabilities:

 Accounts payable                                    (601)      (1,215)         819
 Salaries, wages and related benefits,
  accrued and deferred liabilities                    129       (1,535)         545
 Income taxes payable                                 685           58         (930)
                                                 --------     --------     --------




Net cash provided by
 operating activities                            $  7,390     $  3,999     $  8,849

Investing activities:

Additions to property, plant and
 equipment, net                                  $ (3,723)    $ (2,649)    $ (4,236)
Additions to cost in excess
 of assets acquired                                   (10)        (989)        --
Proceeds from sale of assets                        5,375        1,785        1,750
Note receivable activity                              883         (364)        (370)
                                                 --------     --------     --------

Net cash provided by (used for)
 investing activities                            $  2,525     $ (2,217)    $ (2,856)

Financing activities:

Note payable activity                            $    600           $-           $-
Long-term debt (repayment)
 borrowings                                        (8,366)        (211)       3,541
Repayment
 of senior notes                                   (1,429)        --        (10,000)
Proceeds from stock options and
 employee stock purchases                              44          107          246
Dividends paid                                     (1,223)      (1,219)      (1,205)
                                                 --------     --------     --------
Net cash used for
 financing activities                            $(10,374)    $ (1,323)    $ (7,418)
Net (decrease) increase in cash
 and cash equivalents                                (459)         459       (1,425)
Cash and cash equivalents at
 beginning of year                                  2,363        1,981        3,414
Effect of exchange rate on cash                      (306)         (77)          (8)
                                                 --------     --------     --------
Cash and cash equivalents at
 end of year                                     $  1,598     $  2,363     $  1,981
                                                 --------     --------     --------
                                                 --------     --------     --------



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except per share amounts)

1.  Nature of Operations

The Company manufactures and markets consumer durable goods with principal lines of business consisting of kitchen and household tools, precision cutting tools, kitchen cutlery and cookware. In addition, the Company sells products through a chain of manufacturer's retail outlet stores.

2.  Accounting Policies

Principles of Consolidation - The Consolidated Financial Statements include the accounts of General Housewares Corp. and its subsidiaries (the "Company"), all of which are wholly-owned. All intercompany transactions and balances are eliminated in consolidation.

Cash Equivalents - The Company considers all highly liquid temporary cash investments with low interest rate risk to be cash equivalents. Temporary cash investments are stated at cost, which approximates market value.

Accounts Receivable - Substantially all accounts receivable are uncollateralized and arise from sales to the retail industry. Accounts receivable allowances include reserves for doubtful accounts, returns, adjustments and cooperative advertising allowances to customers.

Inventories - Inventories are stated at the lower of cost or market and at December 31 were comprised of the following:

                                                       1998     1997

Raw materials                                         $2,277   $4,903
Work in process                                          842      609
Finished goods                                        15,027   15,504
                                                      ------  -------
                                                      18,146   21,016

LIFO reserve                                             976     (157)
                                                      ------  -------
                                                     $19,122  $20,859

Cost, at December 31, 1998 and 1997, is determined on a last-in, first-out
(LIFO) basis for approximately 57% and 76%, respectively, of the Company's inventories. The remaining inventories are costed on a first-in, first-out
(FIFO) basis.

Property, Plant and Equipment - Property, plant and equipment is recorded at cost and depreciated using the straight-line method based on useful lives of 20 to 30 years for buildings and improvements and 3 to 15 years for machinery and equipment. To the extent third parties are utilized in computer software and hardware implementation efforts, costs related to development and implementation of new software and hardware are capitalized and depreciated using the straight-line method based on a useful life of three years. Third- party training and consulting costs (related to pre-existing computer assets) are expensed as incurred. All costs specifically associated with modifying internal software and hardware for Year 2000 compliance are expensed as incurred.

Property, plant and equipment is as follows:

                                                       1998     1997

         Land                                           $387     $648
         Buildings and improvements                    3,545    6,944
         Machinery and equipment                      17,940   24,640
                                                      ------  -------
                                                      21,872   32,232

         Accumulated depreciation                    (12,380) (19,749)

                                                      ------  -------
                                                      $9,492  $12,483

Other Assets - On January 17, 1996, the Company sold a non-operating facility located in Hyannis, Massachusetts. The Company received cash of $1.3 million for the facility. The cash was used for working capital purposes. On December 31, 1997, the Company completed the sale of one of three remaining non-operating facilities for $1.8 million in cash and used part of the proceeds to prepay $1 million owed under a 12% note payable to the Estate of Ronald J. Gangelhoff arising from the Company's purchase of Chicago Cutlery,

Inc. (CCI) in 1988, with the remaining proceeds used for working capital purposes. In January of 1998, the Company completed the sale of a second non-operating facility for $489 in cash, which was also used for working capital purposes. On February 17, 1999, the Company sold the third non-operating facility for approximately $150 in cash. The proceeds received on each of these sales approximated the net book value of the asset sold. Other assets also include prepaid pension expense.

Intangible Assets - The cost in excess of net assets acquired is amortized using the straight-line method over periods ranging from 10 to 40 years. Other intangible assets arising from acquisitions are included in patents and other intangible assets and are amortized using the straight-line method over periods of 5 to 15 years. Amortization of intangible assets was approximately $1,395 in 1998 ($1,781 in 1997 and $1,789 in 1996). In connection with the sale of assets related to the Company's enamelware cookware business as discussed in Note 3, the Company wrote off $2.8 million of cost in excess of net assets acquired. Accumulated amortization was $10,080 and $10,131 at December 31, 1998 and 1997, respectively. The Company assesses the recoverability of costs in excess of net assets acquired based on undiscounted future cash flows. Except for the aforementioned write-off related to the sale of the Company's enamelware cookware business, no write-downs of such costs were incurred for the periods ended December 31, 1998, 1997 or 1996.

Deferred Liabilities - Deferred liabilities include deferred income taxes and deferred compensation.

Financial Instruments - Realized and unrealized gains and losses on foreign currency contracts used to purchase inventory with no firm purchase commitments are recognized currently in net income as they do not qualify as hedges for accounting purposes. Realized and unrealized gains and losses on forward contracts used to purchase inventories for which the Company has firm purchase commitments are accounted for as hedges and recognized in income when related inventory is sold. In cases where firm purchase commitments exist, effects of recognition are presented with the item being hedged (inventories) for cash flow purposes.

Earnings per Share - FAS No. 128, "Earnings per Share", was adopted for the year ended December 31, 1997, and retroactively applied to the prior years presented. While options to purchase common shares were outstanding during each of the years presented, the options' exercise price was greater than the average market price in most cases, resulting in no difference between diluted earnings per share and basic earnings per share calculations. In addition, restricted stock, for which vesting periods had not lapsed, were not significant enough to result in a difference between diluted and basic earnings per share. There were no other reconciling items between basic and diluted earnings per share.

Currency Translation - The net assets of foreign operations are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at average exchange rates during the reporting period.

Advertising - The Company participates in cooperative advertising programs with certain customers related to products being promoted. In addition, the Company conducts consumer advertising programs designed to highlight product features and build brand awareness. Advertising expense related to the programs is expensed as incurred and was $3,318, $3,603 and $3,644 for the periods ended December 31, 1998, 1997 and 1996, respectively.

Reclassification - Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 presentation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Restructuring Charges

On January 4, 1996, the Company announced its intention to exit its cast iron and cast aluminum businesses ("Sidney Division"). A purchase agreement to sell the assets of the Sidney Division, effective August 1, 1996, was executed whereby the Company received consideration of $4,000 in the form of a cash payment of $450, a note receivable of $3,000, and the purchaser's assumption of certain liabilities. The consideration was received in exchange for certain assets of the Sidney Division, as well as licenses to use associated brand names and trademarks. The note receivable was discounted to a net present value of $2,707 with a scheduled principal payment of $1,000 due July 31, 1999, and subsequent quarterly payments of $125 commencing October 31, 1999, through July 31, 2003. The estimated net realizable value of this note receivable at December 31, 1998 and 1997, was $1.5 million and $2.4 million, respectively. Interest income related to the note is recorded when cash is received. Related amounts were not significant for the years ended December 31, 1998, 1997 or 1996. As a result of this sale agreement, the Company recorded, in 1996, as a component of selling, general and administrative expenses, a charge against earnings of $3,198 ($400 of which relates to loss on curtailment of the Sidney Division defined benefit pension plans). A benefit of $928 was recorded in cost of sales as a result of the reversal of the Sidney Division LIFO reserve offset by other inventory loss reserves. Net sales of the Sidney Division were $4,159 in 1996. The loss from operations (including cooperative advertising, warehousing and direct marketing expenses, but excluding restructuring charges and allocation of corporate overhead expenses) of the Sidney Division was $1,496 in 1996.

In addition to the foregoing, the Company closed three manufacturer's retail outlet stores, sold certain assets associated with its stamped and spun aluminum cookware product line and incurred a charge related to the write-down of certain production equipment to net realizable value in 1996. The results of operations of these stores and the stamped and spun aluminum cookware product line, the charges incurred as a result of their disposition and the aforementioned write-down related to production equipment amounted to approximately $530 for the year ended December 31, 1996 (reflected in selling, general and administrative expense).

In 1997, the Company initiated cost reduction activities including the elimination of 32 positions that had supported a variety of selling, general and administrative functions and the planned first quarter 1998 relocation of its primary distribution center. Severance related wages and benefits of $826 were recorded as a charge to selling, general and administrative expense as a result of the initiatives in 1997. All severance related payments were made in 1997 and 1998.

On March 31, 1998, the Company sold its enamelware cookware business (Enamelware Division). In exchange for the sale to Columbian Home Products,

LLC (the "Buyer") of certain assets related to the Enamelware Division, including property, plant and equipment and inventories as well as associated brand names and trademarks, the Company received consideration consisting of a cash payment of $4.9 million and a Promissory Note (the "Note") in the principal amount of $1.3 million. The Note carries an interest rate of 9%, and calls for principal and interest payments to be offset against the payments due the Buyer from the Company pursuant to a seven-year lease whereby the Company will continue to occupy its current headquarters located within the Enamelware Division facility. As a result of the sale, the Company has recorded, in 1998, as a component of selling, general and administrative expense, a charge against earnings of $1,500. This net, non-cash charge consisted of the following components:

Excess of consideration received over net book value
  of tangible assets sold                                      $2,100

Non-cash charges:

  Goodwill write-off                                           (2,800)
  Defined benefit plan pension curtailment                       (800)
                                                               -------
Loss on sale                                                  $(1,500)
                                                               -------
                                                               -------

The defined benefit plan pension curtailment remains as a reduction to non-current assets at December 31, 1998.

Net sales of the Enamelware Division were $2,362, $14,145 and $16,508 in the years ended December 31, 1998, 1997 and 1996, respectively. Income from operations of the Enamelware Division (including cooperative advertising, warehousing, goodwill amortization and direct marketing expenses, but excluding restructuring charges and allocation of corporate overhead charges) was $191, $2,278 and $3,752 in 1998, 1997 and 1996, respectively.

4.  Acquisitions

Effective June 25, 1997, the Company acquired two product lines for $689, in cash, that became part of the Company's Precision Cutting Tools Segment. The acquisition was accounted for as a purchase. The net assets purchased, the purchase price and pro forma results of operations, as if combined throughout the preceding periods, were not material. Related cost in excess of assets acquired from the acquisition of $587 is being amortized over 15 years.

Effective October 1, 1994, the Company purchased the assets of Walter Absil Company Limited and Olfa Products Corp. (collectively referred to as "Olfa Products Group"). In connection with issuance of restricted common stock related to the acquisition, the Company agreed, under certain circumstances, to make payments of up to $600 to the former owners upon sale of the restricted common stock. Pursuant to this agreement, the Company paid $300 in 1997, the entire amount being recorded as an increase to cost in excess of net assets acquired.

5.  Debt

Long-term and short-term debt includes the following:

December 31,                                  1998      1997

Long-term bank Credit Agreement             $14,000    $21,000
8.41% senior notes payable

 in equal annual installments
 commencing 1998 through 2004                 8,572   10,000
12% subordinated note payable
 in equal annual installments
 commencing 1996 through 2000                   187    1,190
Deferred payment obligation due
 in quarterly installments of $125
 from January, 1995, through September,
 1998 (discounted at 6%)                          -      364
Short-term bank note payable                    600        -
                                             ------  -------
                                             23,359   32,554

Less current maturities and
 short-term debt                              2,216    2,793
                                             ------  -------
Long-term debt                              $21,143  $29,761

At December 31, 1998 and 1997, all of the Company's debt outstanding was unsecured.

The long-term bank debt outstanding at December 31, 1998, relates to a Credit Agreement with three banks, dated November 13, 1996, consisting of an aggregate commitment of $45,000 of which $17 was reserved for letters of credit at December 31, 1998. This credit agreement, with an original expiration date of December 31, 1999, was renewed during 1998 for an additional one-year period. The Credit Agreement, which now expires on December 31, 2000, may be renewed, under certain circumstances, for an additional one-year period. Drawings under the Credit Agreement are priced at the banks' Prime or LIBOR with spreads based on an incentive formula. At December 31, 1998, the Company could borrow under the Credit Agreement at Prime of 7.75% or LIBOR plus 1.5%. The interest rates on outstanding amounts at December 31, 1998, ranged from 6.7% to 7.0%. Commitment fees of .375% of the unused balance on the line of credit are included in interest expense.

During 1994, the Company sold $20,000 of 8.41% Senior Notes payable to a group of institutional investors. On November 15, 1996, the Company prepaid $10,000 of the 8.41% Senior Notes with proceeds from the Credit Agreement. The Company incurred a prepayment penalty of $799 related to this transaction. In addition, the Company incurred a write-off of unamortized debt issuance costs of $89 related to this transaction and the replacement of the aforementioned Credit Agreement. In accordance with FAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", the prepayment penalty and the write-off of unamortized debt issuance costs have been reflected as an extraordinary item, net of applicable income tax benefit of $269, in the Consolidated Financial Statements.

Terms of the Credit Agreement and the Senior Notes require, among other things, that the Company maintain certain minimum financial ratios. In addition, the agreements provide for limits on dividends, certain investments and lease commitments. At December 31, 1998, the Company was in compliance with all covenants contained in the Credit Agreement and Senior Notes.

The 12% subordinated note payable is due the Estate of the former principal owner of CCI. The Estate is a significant stockholder of the Company. The principal balance of the note was reduced by $3 and $21 in 1998 and 1997, respectively, as an offset to payments made with regard to the environmental remediation program discussed in Note 12. The terms of this note allow the Company to prepay the note in whole or in part, without penalty.

The Deferred Payment Obligation was incurred in connection with the acquisition, in 1994, of the assets of the Normandy enamel on steel cookware business of National Housewares, Inc.

The short-term bank note payable relates to a $1 million revolving line with one bank. The line is used for short-term working capital requirements, carries an interest rate at the bank's prime rate (7.75% at December 31, 1998), and expires on April 30, 1999.

Terms of the Deferred Payment Obligation and the Subordinated Note provide for the right of offset upon the occurrence of certain events.

Aggregate long-term debt principal payments for the five years subsequent to December 31, 1998, are as follows:

   1999           $ 2,216
   2000            15,427
   2001             1,429
   2002             1,429
   2003             1,429
   Later years      1,429

Cash paid during 1998 for interest, net of cash received, was $2,277 (1997 - $2,706; 1996 - $2,538). Of this amount, $142, $417 and $579 consisted of amounts paid to related parties in 1998, 1997 and 1996, respectively.

6.  Common Stock and Rights

Common stock, at December 31, 1998, included 226,093 shares reserved for outstanding stock options.

In November 1998, the Company effected a dividend distribution of one Right for each outstanding share of common stock. Under certain circumstances, each Right may be exercised to purchase 1/100th of a share of Series A Junior Participating Preferred Stock, at a purchase price of $40, subject to adjustment to prevent dilution. Each preferred share fraction is designed to be equivalent in voting and dividend rights to one share of common stock. The Rights may only be exercised after a person acquires, or has the right to acquire, 21% or more of the common stock or makes an offer for 30% or more of the common stock. Each Right entitles the holder (other than the acquiree) to purchase common stock of the Company having a market value equal to twice the exercise price of a Right. The Rights, which do not have voting rights and do not entitle the holder to dividends, expire on February 27, 2009, and may be redeemed by the Company prior to their being exercisable at a price of $.01 per Right.

7.  Stock Plans

At December 31, 1998, the Company had two stock plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan. Had compensation cost for the Company's stock plans been determined, based on the fair value at the grant dates for transactions under those plans, consistent with the method of FAS No. 123, "Accounting for Stock Based Compensation", the Company's net loss and net loss per share for 1996 and net income and net income per share for 1998 and 1997 would have been adjusted to the pro forma amounts indicated below:

                                                   1998      1997     1996

Income (loss) from continuing operations:
   As reported                                   $   39    $  662   $(2,016)
   Pro forma                                     $  (55)   $  571   $(2,152)
Income (loss) per share (basic and diluted)
 from continuing operations:
   As reported                                   $ 0.01    $ 0.17   $ (0.54)
   Pro forma                                     $(0.01)   $ 0.15   $ (0.57)

The risk-free rate used in pro forma calculations is the yield, on the grant date, of a U.S. Treasury Strip with a maturity date equal to the expected term of the option. The expected life of vested stock options used in the calculation is five years with no assumed forfeiture. The volatility assumption utilized, (32.81% and 34.28% in 1997 and 1996, respectively), was developed using the Company's historical stock price with future dividend activity assumed to be consistent with 1997 activity. No stock options were granted in 1998.

The Company maintains a fixed stock plan for key employees which provides for the granting of options or awards of restricted stock until February 1, 2007. All stock options vest within three years of the date of grant with a maximum option term of ten years. A summary of transactions under the plan follows:

                                                    Stock
                                                   Options
                                Restricted                Wtd. Avg.
                               Stock Shares   Shares        Price

Outstanding December 31, 1995     17,500     303,770    $   11.98
Granted during 1996               15,268      44,500        10.39
Canceled during 1996                   -      (7,550)       13.12
Released or exercised
 during 1996                      (9,500)    (18,434)        7.84
Outstanding December 31, 1996     23,268     322,286    $   11.97
Granted during 1997                    -      77,250        10.50
Canceled during 1997                   -    (128,739)       11.43
Released or exercised
 during 1997                      (8,000)     (6,667)        7.13
Outstanding December 31, 1997     15,268     264,130    $   11.88
Granted during 1998              200,750           -            -
Canceled during 1998              (4,268)    (37,704)       10.94
Released or exercised
 during 1998                      (4,000)       (333)       10.50
Outstanding December 31, 1998    207,750     226,093    $   12.04


Options granted under the plan provide for the issuance of common stock at not less than 100% of the fair market value on the date of grant. When options are exercised, proceeds received are credited to common stock and capital in excess of par value. Stock options were exercised at $10.50 per share in 1998. Of the options outstanding at December 31, 1998, 87,917 were granted at prices ranging from $9.25 to $10.50 per share, while 138,176 were granted at prices ranging from $12.00 to $14.00 per share. The weighted average remaining contractual lives for the ranges are 5.93 years and 3.12 years, respectively. Options for 161,176 shares were exercisable at December 31, 1998. The weighted average price of these exercisable shares was $12.69.

Restricted stock granted under the plan is subject to restrictions relating to continuous employment or other relationships. Unearned compensation is recorded at the date of restricted stock awards based on the market value of shares at the award date and is amortized over the vesting period of awards. Related unearned compensation, which is netted with capital in excess of par value on the Consolidated Balance Sheet and Consolidated Statement of Stockholders' Equity, was $1,455 as of December 31, 1998. Total amortization of unearned compensation expense was $630 in 1998. The vesting period for restricted stock awards outstanding at December 31, 1998, extends through January 1, 2002. The weighted average price of restricted stock at the date of grant was $10.19 and $8.57 for 1998 and 1996, respectively.

On July 1, 1992, the Company introduced its Employee Stock Purchase Plan. The plan, administered by a Committee appointed by the Board of Directors, is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan provides that shares of the Company's Common Stock will be purchased at the end of each calendar quarter with funds deducted from the payroll of eligible employees. Employees receive a bargain purchase price equivalent to 90% of the lower of the opening or closing stock price of each calendar quarter. Dividends paid to the Employee Stock Purchase Plan fund are reinvested in the fund to buy additional shares. At December 31, 1998, the balance in the plan consisted of 19,234 shares of General Housewares Corp. Common Stock (24,343 shares in 1997).

8.  Employee Benefit Plans

In 1996 and 1997, the Company sponsored four defined benefit pension plans. Two of the plans covered union employees at the Sidney Division, and one of the plans covered union employees at the Enamelware Division. The Sidney Division was sold in 1996 and the Enamelware Division was sold in 1998. All three of the plans related to divested operations were retained by the Company but ceased accruing service cost at the date of sale. Subsequent to the asset sales, assets and liabilities of the three plans related to divested operations were merged with an existing plan which historically covered substantially all of the Company's non-union employees.

As of December 31, 1998, the Company's sponsorship of defined benefit plans was limited to the one merged plan. Pension benefit formulas remain distinct to the four previous plans and are related to agreed-upon payment schedules which, in general, are based on final average pay or fixed amount per year of service. It is the Company's policy to fund at least the minimum amounts required by applicable regulations. In 1998, the Company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". Related disclosures have been modified accordingly. The standard does not change the measurement or recognition of employee benefit plans.

The change in benefit obligation for the plan is as follows:

                                                                        1998       1997

Benefit obligation at beginning of year                                $22,323   $21,356
Service cost                                                               433       709
Interest cost                                                            1,573     1,510
Actuarial loss (gain)                                                    1,098      (104)
Benefits paid                                                          (1,425)    (1,148)
                                                                       -------   -------


Benefit obligation at end of year                                      $24,002   $22,323
                                                                       -------  -------
                                                                       -------  -------

The change in fair value of assets and funded status for the plan is as follows:

                                                   1998        1997

Fair value of plan assets at beginning of year   $ 25,857    $ 20,639
Actual return on plan assets                        5,103       6,366
Benefits paid                                      (1,425)     (1,148)
                                                 --------    --------
Fair value of plan assets at end of year         $ 29,535    $ 25,857
                                                 --------    --------

Funded status                                    $  5,533    $  3,534
Unrecognized transition asset                        (411)       (548)
Unrecognized actuarial gain                        (4,165)     (1,505)
Unrecognized prior service cost                       153       1,080
                                                 --------    --------
Prepaid benefit cost                             $  1,110    $  2,561
                                                 --------    --------
                                                 --------    --------

The weighted average assumptions as of December 31 were as follows:

                                    1998    1997    1996

Discount rate                       7.00%   7.25%   7.25%
Expected return on plan assets      9.00%   9.00%   9.00%
Rate of compensation increase       4.00%   4.00%   4.00%

The components of net periodic benefit cost were as follows:

                                    1998       1997      1996

Service cost                      $   433    $   600    $   544
Interest cost                       1,573      1,510      1,302
Expected asset return              (1,696)    (1,590)    (1,435)
Prior service cost amortization        92        163        143
Recognized net actuarial loss         244        367        241
Transition asset amortization        (137)      (137)      (121)
                                  -------    -------    -------
Net periodic benefit cost         $   509    $   913    $   674
                                  -------    -------    -------
                                  -------    -------    -------

In addition to the defined benefit plan described above, the Company also sponsors a 401(k) plan for all full-time employees. The Company matches a portion of each employee contribution. The Company's contribution expense was $195 in 1998 ($275 in 1997 and $297 in 1996).

The Company maintains a non-qualified, unfunded deferred compensation plan for certain key executives, providing payments upon retirement. The present value of the deferred compensation is included in deferred liabilities.

9.  Income Taxes

The components of the provision for income taxes were as follows:

                                  1998       1997       1996

Current income tax expense:
  Federal                       $   588    $   347    $   134
  State                              82         45         90
  Foreign                           895        718        471
                                -------    -------    -------
Total current income tax
 expense                          1,565      1,110        695
Deferred income tax
 (benefit) expense:
  Federal                          (802)        18     (1,390)
  State                             (89)       (51)      (141)
  Foreign                            56        (12)        (6)
                                -------    -------    -------
Total income tax expense
 (benefit) before
 extraordinary item                 730      1,065       (842)

Current income tax benefit on
 extraordinary item                   -          -       (269)
                                -------    -------    -------

Total income tax
 expense (benefit)              $   730    $ 1,065    $(1,111)

A reconciliation between taxes from continuing operations computed at the federal statutory tax rate and the Company's consolidated effective tax rate were as follows:

                                1998      1997       1996

Computed tax at
 federal statutory rate         $261     $  587     $(972)
State income taxes, net of
 federal income tax benefit       54         30       (99)
Amortization of excess
 purchase price                  199        198       199
Tax effects attributable
 to foreign operations           144        126        77
Miscellaneous items               72        124       (47)
                                ----     ------     -----
Total income tax expense
 (benefit) before
 extraordinary item             $730     $1,065     $(842)

Deferred tax assets (liabilities) were comprised of the following at December
31:

                                   1998        1997

Gross deferred tax assets:
Accounts receivable allowances     $820     $570
Inventory reserves                  873      669
Vacation                             44      160
Foreign tax credit                  280      280
Package design costs                116      211

Note receivable reserves                371           17
Reserve for environmental                50           40
Other, miscellaneous                    775          958
                                    -------      -------
Gross deferred tax assets           $ 3,329      $ 2,905

Gross deferred tax liabilities:

Property, plant and equipment       $  (323)     $  (327)
Pension                                 (31)        (521)
Other, miscellaneous                   (190)        (166)
                                    -------      -------
Gross deferred tax liabilities      $  (544)     $(1,014)

Net deferred tax assets             $ 2,785      $ 1,891
                                    -------      -------
                                    -------      -------

Cash paid for income taxes during 1998 was $987 (1997-$741; 1996-$87).

The Internal Revenue Service is reviewing the Company's tax return for the year ended December 31, 1996. The Company does not expect this review to have a significant impact on future results of operations.

10.  Operating Leases

The Company leases warehouses, administrative offices, computer equipment and retail outlet store space. Certain of the retail store leases provide for contingent rental payments, generally based on the sales volume of the applicable retail unit. All leases in which the Company is engaged are classified as operating leases.

Future minimum annual lease payments under these operating leases, the majority of which have initial or remaining non-cancelable lease terms in excess of one year, were as follows at December 31, 1998:

   1999           $2,042
   2000            1,581
   2001            1,346
   2002            1,172
   2003              478
Later years          837

Certain leases require payments of real estate taxes, insurance, repairs and other charges. Total rental expense was $2,290 in 1998 (1997-$2,018; 1996- $1,797).

11.  Fair Value of Financial Instruments

FAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of information about the fair value of certain financial instruments for which it is practical to estimate that value. The fair value of the Company's notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The fair value of the Company's long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used for both calculations is equivalent to the estimated current rate attainable for notes and debt of similar maturities. Based on the calculations performed, the Company has determined that fair value approximates carrying value for its financial instruments.

12.  Commitments and Contingent Liabilities

The Company is currently involved with private parties and state agencies in the review and evaluation, or remediation, of four sites posing potential or identified environmental contamination problems. Based on information currently available, management's best estimate (based on an undiscounted calculation) of probable remediation costs, recorded as a liability, is $285 at December 31, 1998 ($480 at December 31, 1997), which aggregate amount management believes will be paid out during the course of the next five years. Within a range of reasonably possible environmental cleanup liabilities established on the basis of current information, the recorded liability represents substantially all of the currently estimable maximum loss that has been identified by the Company and its environmental advisors. Based on provisions in the stock purchase agreement related to the acquisition of Chicago Cutlery, Inc., the Company has recovered approximately $1,113 previously expended on the mandated remediation of hazardous wastes generated at the Antrim, New Hampshire, manufacturing site (the "Antrim Site") previously owned by Chicago Cutlery, Inc., through an offset to amounts owed to the holders of the 12% subordinated note ($813 related to principal payments and $300 related to interest payments - see Note 5). Based on the opinion of legal counsel, the Company considers it probable that it will retain such amounts. The holders of the 12% subordinated note have not agreed to such offset. While neither the timing nor the amount of the ultimate costs associated with environmental matters can be accurately determined, management does not expect that these matters will have a material effect on the Company's consolidated financial position, results of operations and cash flow.

13.  Segment Information

In 1998, the Company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". FAS No. 131 supersedes FAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

The Company is organized based on product lines which have distinct brand names and are managed as autonomous marketing units. The Company evaluates performance and allocates resources to segments based on divisional operating income. Divisional operating income is calculated by deducting direct operating expenses from gross profit. Direct operating expenses include certain marketing, warehousing, cooperative advertising, and administrative charges (intangible amortization and royalty charges) that are structured for divisional tracking or are consistently allocated to the divisional level. General marketing overhead expenses, selling costs and general corporate overhead expenses are allocated to the divisional level from time to time, but, in general, are not used to make operating decisions and assess performance. These costs are excluded from divisional operating income. Assets that are identifiable for segment reporting purposes include inventories, property, plant and equipment, patents and other intangible assets and cost in excess of net assets acquired.

The Company has identified the following segments as reportable segments for purposes of applying FAS No. 131: Kitchen and Household Tools (K&HT), Precision Cutting Tools (PCT), Kitchen Cutlery (CUT), Cookware (COOK), Retail Outlet Stores (RET) and Other Housewares-Related Products (OTHER).

The table below presents information about reported segments for the three years ended December 31:

1998                              K&HT         PCT          CUT        COOK
Net sales                       $38,445     $18,746     $ 28,049     $ 2,362
Divisional operating income     $12,077     $ 7,452     $  7,418     $   191
Depreciation and
  amortization expense          $ 1,127     $   442     $  1,888     $   193
Total identifiable assets       $11,037     $10,857     $ 26,166 $         -
Identifiable capital
  expenditures                  $ 2,389     $   148     $    795     $    10

1998                               RET        OTHER       TOTAL
Net sales                       $ 7,139     $ 2,290     $ 97,031
Divisional operating income     $ 1,464     $   169     $ 28,771
Depreciation and
  amortization expense          $   283     $    45     $  3,978
Total identifiable assets       $ 1,713     $ 1,188     $ 50,961
Identifiable capital
  expenditures                  $    45     $   131     $  3,518

1997                              K&HT         PCT          CUT        COOK
Net sales                       $30,930     $18,063     $ 29,580     $14,145
Divisional operating income     $10,894     $ 6,365     $  8,403     $ 2,278
Depreciation and
  amortization expense          $   991     $   402     $  1,885     $   849
Total identifiable assets       $12,125     $10,171     $ 28,078     $ 7,297
Identifiable capital
  expenditures                  $   715     $    46     $  1,028     $   287

1997                               RET        OTHER       TOTAL
Net sales                       $ 8,830     $ 2,983     $104,531
Divisional operating income     $   995     $   308     $ 29,243
Depreciation and
  amortization expense          $   347     $     3     $  4,477
Total identifiable assets       $ 1,869     $   713     $ 60,253
Identifiable capital
  expenditures                  $   280     $    15     $  2,371

1996                              K&HT         PCT          CUT        COOK
Net sales                       $21,687     $16,231     $ 34,309     $21,851
Divisional operating income     $ 6,818     $ 5,189     $  7,615     $ 2,314
Depreciation and
  amortization expense          $   781     $   357     $  1,631     $ 1,088
Total identifiable assets       $ 8,363     $ 9,780     $ 30,629     $ 8,215
Identifiable capital
  expenditures                  $   440     $    28     $    656     $   793

1996                              RET        OTHER       TOTAL
Net sales                       $ 9,445     $ 1,956     $105,479
Divisional operating income     $ 2,011     $   261     $ 24,208
Depreciation and
  amortization expense          $   383     $     -     $  4,240
Total identifiable assets       $ 2,296     $ 1,717     $ 61,000
Identifiable capital
  expenditures                  $     -     $    15     $  1,932

A reconciliation of total segment information to total consolidated financial information for the three years ended December 31, 1998, 1997 and 1996 is as follows:

                                             1998         1997         1996
Divisional operating income                 $28,771     $29,243     $ 24,208
Unallocated corporate S,G&A                  25,703      24,767       24,315
Income (loss) before interest and taxes       3,068       4,476         (107)
Unallocated interest expense                  2,299       2,749        2,751
Income (loss) before income                 -------     -------      -------
  taxes and extraordinary item              $   769     $ 1,727     $ (2,858)
                                            -------     -------     --------
                                            -------     -------     --------

                                               1998        1997         1996
Identifiable assets                         $50,961     $60,253     $ 61,000
Accounts receivable                          16,158      15,170       15,823
Other unallocated assets                     13,115      15,341       18,456
                                            -------     -------     --------

Total consolidated assets                   $80,234     $90,764     $ 95,279
                                            -------     -------     --------
                                            -------     -------     --------

                                               1998        1997         1996
Segment depreciation and
  amortization                              $ 3,978     $ 4,477     $  4,240
Unallocated information systems and
  corporate facility depreciation               955         931          613
                                            -------     -------     --------
Total consolidated depreciation
  and amortization                          $ 4,933     $ 5,408     $  4,853
                                            -------     -------     --------
                                            -------     -------     --------

                                               1998        1997         1996
Identifiable capital expenditures           $ 3,518     $ 2,371     $  1,932
Unallocated corporate capital
  expenditures                                  205         278        2,304
                                            -------     -------     --------
Total consolidated capital
  expenditures                              $ 3,723     $ 2,649     $  4,236
                                            -------     -------     --------
                                            -------     -------     --------

The Company allocates warehouse expense as well as depreciation related to warehouse operations to segments based on shipping and storage volume.

Of the total revenues derived by the Precision Cutting Tools Segment, $7,697, $7,562 and $6,298 relate to an operating division in Canada for the years ended December 31, 1998, 1997 and 1996, respectively. Divisional operating income from this operating division was $3,117, $2,846 and $2,224 for the years ended December 31, 1998, 1997 and 1996, respectively.

14.  Financial Instruments

The Company purchases inventory in Japanese yen to support its precision cutting tool division. During 1998, the Company entered into forward currency exchange contracts to manage its exposure against the Japanese currency. As of December 31, 1998, the contracts, which are held for purposes other than trading, mature over the next six months and cover inventory receipts of approximately $3.2 million. The Company is exposed to loss in the event of non-performance by counter parties on foreign exchange contracts. The Company does not anticipate non-performance by any of those counter parties. The amount of this exposure is generally limited to unrealized (or deferred) gains on the contracts. As of December 31, 1998, deferred gains and losses related to the instruments were not significant. Assuming no significant changes in the Company's treasury policies, the application of recently issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will not have a material effect on the Company's financial position or operating income upon its implementation in the first quarter of 2000.

15.  Subsequent Event (Unaudited)

On August 2, 1999, the Company entered a definitive Agreement and Plan of Merger(the "Merger Agreement") with CCPC Acquisition Corp.("CCPC"). Pursuant to the terms of the Merger Agreement, the company was merged into a subsidiary of CCPC. The transaction has been approved by the Board of Directors of the Company and the Company's shareholders. The merger was completed on October 21, 1999, and each share of the Company was converted into $28.75 in cash.